Filed by Powerwave Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Powerwave Technologies, Inc.

Commission File No. 000-21507

Dear Valued Customer,

Today, Powerwave Technologies, Inc. announced that it has entered into a strategic combination transaction with LGP Allgon Holding AB to create a leading wireless infrastructure company with a strong presence in transmit and receive RF power amplification, filters, base station antenna products and coverage solutions. The rationale for the combination is simple. Powerwave is the leader in power amplifier solutions and LGP Allgon is the leader in the tower mounted amplifier and site optimization market. Powerwave has worked closely with many North American wireless operators and leading base station OEM’s. LGP Allgon has excelled in developing strategic relationships with leading global wireless operators and system suppliers. The combined company will be able to do more to drive innovation throughout the wireless infrastructure market.

We believe the combination of Powerwave and LGP Allgon offers you important benefits. By combining our strengths, we not only create an industry leading portfolio of products, technologies and solutions, we’re assembling an extraordinary team of people, know how, and global resources. With significantly increased R&D spending, we will continue to make meaningful advances in technology that benefit you. We believe the combined company will be better positioned to lower your total cost of equipment ownership, help you manage your capacity and coverage needs, facilitate the reduction of customer churn and aid in the deployment of advanced voice and data services.

As the employees from Powerwave and LGP Allgon combine our businesses, both teams are devoted to taking the best of both companies – the best practices, the best of breed products and the best customer service capabilities – and make sure they thrive and grow through the integration. We will work tirelessly to expedite the integration process so services and product offerings merge quickly and efficiently.

Employees of the combined company will make every effort to ensure that your day to day interactions with the new company go smoothly throughout the integration period and beyond. Our goal is to understand and even anticipate your needs. We will listen throughout the integration process and retain the customer intimacy that remains the hallmark of the Powerwave and LGP Allgon corporate cultures.

A copy of the announcement is attached for your information. Whether you are a current Powerwave or LGP Allgon customer, this event marks an expansion of the vision, capabilities and solutions we can offer to help you exceed your customer’s expectations. Together, our two companies will remain dedicated to delivering the highest standard of customer service and product quality in the wireless industry.

Sincerely,

President and CEO

Powerwave Technologies, Inc.

Additional Information and Where to Find It

Powerwave intends to file a proxy statement on Schedule 14A in connection with the proposed transaction. Powerwave will also deliver to LGP Allgon shareholders an exchange offer prospectus under Swedish law. An English translation of the document will be provided to U.S. shareholders of LGP Allgon and filed with the Securities and Exchange Commission, or SEC, under Form CB. We urge you to read the proxy statement, the exchange offer prospectus and other relevant materials when they become available because they will contain important information about Powerwave, LGP Allgon and the proposed transaction. You may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the proxy statement and exchange offer prospectus (when they become available) may also be obtained from Powerwave. Powerwave and its executive officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction either will be included in the proxy statement, or incorporated into the proxy statement by reference, as permitted by the rules of the Securities Exchange Act of 1934.